Exhibit 99.(e).10

JOHN HANCOCK INVESTMENT TRUST

200 BERKELEY STEET

BOSTON, MA 02116

John Hancock Funds, LLC

200 Berkeley Street

Boston, MA 02116

Ladies and Gentlemen:

Pursuant to Section 14 of the Distribution Agreement dated as of December 22, 1994, as amended (the “Distribution Agreement”), between John Hancock Investment Trust (the “Trust”) and John Hancock Funds, LLC, please be advised that the Trust has established a new series of its shares, namely, John Hancock Diversified Macro Fund (the “Fund”), and please be further advised that the Trust desires to retain John Hancock Funds, LLC to serve as distributor and principal underwriter under the Distribution Agreement for the Fund.

Please indicate your acceptance of this responsibility by signing this letter as indicated below.

JOHN HANCOCK FUNDS, LLC		JOHN HANCOCK INVESTMENT TRUST
By:	/s/ Jeffrey H. Long	/s/ Andrew G. Arnott
	Jeffrey H. Long	Andrew G. Arnott
	Chief Financial Officer	President

Dated: as of August 26, 2019